# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Martenero, Inc

*Legal status of issuer*

       *Form*
       C-Corporation

       *Jurisdiction of Incorporation/Organization*
       Delaware

       Date *of organization*
       March 8, 2013

*Physical address of issuer*
154 Grand Street, New York, NY 10013

*Website of issuer*
https://martenero.com/

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

*CIK number of intermediary*
0001603038

*SEC file number of intermediary*
008-69440

*CRD number, if applicable, of intermediary*
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
7.5% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

*Type of security offered*
Crowd Note

*Target number of Securities to be offered*
N/A

*Price (or method for determining price)*
Determined in conjunction with a broker-dealer.

*Target offering amount*
$25,000

*Oversubscriptions accepted:*
☑  Yes
☐  No

*Oversubscriptions will be allocated:*
☐  Pro-rata basis
☑  First-come, first-served basis
☐  Other:

*Maximum offering amount (if different from target offering amount)*
$1,050,000

*Deadline to reach the target offering amount*
July 20, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
1

| | Most recent fiscal year-end | Prior fiscal year-end |
| --- | --- | --- |

| | | |
|---|---|---|
| **Total Assets** | $192,106 | $175,938 |
| **Cash & Cash Equivalents** | $57,203 | $66,611 |
| **Accounts Receivable** | $32,495 | $1,738 |
| **Short-term Debt** | $341,829 | $224,711 |
| **Long-term Debt** | $572,398 | $336,053 |
| **Revenues/Sales** | $250,638 | $282,088 |
| **Cost of Goods Sold** | $83,459 | $104,371 |
| **Taxes Paid** | $1,201 | $1,173 |
| **Net Income** | -$222,910 | -$116,412 |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
# May 18, 2018

**Martenero, Inc**

# M A R T E N E R O

## Up to $1,050,000 of Crowd Notes

Martenero, Inc ("Martenero", the "Company," "we," "us", or "our"), is offering up to $1,050,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 20, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $450,000 under the Combined Offerings (the "Closing Amount") by July 20, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,050,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 20, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://martenero.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/martenero

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Martenero, Inc is a Delaware C-Corporation, formed on March 8, 2013.

The Company is located at 154 Grand Street, New York, NY 10013.

The Company's website is https://martenero.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/martenero and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $1,050,000 |
| **Purchase price per Security** | Determined in conjunction with a broker-dealer. |
| **Minimum investment amount per investor** | $500 |
| **Offering deadline** | July 20, 2018 |
| **Use of proceeds** | See the description of the use of proceeds on page 12 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 10 and 16. |

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*The reviewing CPA has included a "going concern" note in the reviewed financials.* The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

*We have not prepared any audited financial statements.* Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

*Debt.* Martenero has about $200K of debt coming due in October 2018 and $118K of deferred compensation payable to the CEO (deferred to after the next round of funding). Should they be unable to pay the loan down at its maturity, the Company could become insolvent. Further about 20% of the target raise may go towards debt repayment when the loan is due.

*Related Party Transactions.* As of December 31, 2017, the founder John Tarantino has lent Martenero Inc $118,818. Martenero will repay to John Tarantino all or part of this loan through the following mechanisms: 1)2% of the gross amount of capital raised through Martenero's seed round on SeedInvest shall we distributed to John Tarantino upon funding of the round. 2)After funding, Martenero shall make payments to John Tarantino's salary and will represent payback of loan principal only (the loan has a 0% coupon). 3) In 2019 and beyond, Martenero will make loan payback payments to John Tarantino only in those months that Martenero is cash flow positive.

*Liens*. The Company is a party to loan agreements which are securitized with substantially all of its property. Specifically Martenero has agreed to grant the Secured Party a continuing Lien on and security interest in and to all of its personal property and assets (both tangible and intangible), including, without limitation, the following, whether now owned or hereafter acquired and wherever located: (i) all Receivables; (ii) all Equipments; (iii) all Fixtures; (iv) all General Intangibles; (v) all Inventory; (vi) all Investment Property; (vii) all Deposit Accounts; (viii) all Cash; (ix) all other Goods of Martenero; (x) all IP; and (xi) all Proceeds of each of the foregoing and all accessions to, and replacements for, each of the foregoing.

*Martenero faces competition from other companies in the watch space.* Existing companies that engage in the watch space could introduce new or enhance existing products. If Martenero is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Martenero's growth.

*The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory.* Working capital for retail companies is challenging to manage, and company may struggle to deliver orders in for delivery. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating.

*Martenero's operations and revenue experience may experience some seasonality in that holiday seasons tend to have busier sales.* Quarterly results may vary significantly, and are not necessarily an indication of future performance. The seasonality of company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

*The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.* It may prove difficult for Martenero to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the watch space. Additionally, the product may be in a market where customers will not have brand loyalty and have fickle consumer tastes or behaviors in the retail space.

*The Company's expenses will significantly increase as they seek to execute their current business model.* Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise.

*Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.* The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company  or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

*The Company plans to implement new lines of business or offer new products and services within existing lines of business.* There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

*The Company's success depends on the experience and skill of its founder,* John Tarantino. John is currently the only full-time employee in the company, and has not yet signed an employment agreement with the Company. There can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of

John Tarantino or any other key employees could harm the Company's business, financial condition, cash flow and results of operations.

***Maintaining, extending and expanding the Company's reputation and brand image are essential to our business success.*** The Company seeks to maintain, extend, and expand its brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect its brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on its advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against it could damage the Company's reputation and brand image, undermine the customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

In addition, the Company's success in maintaining, extending, and expanding its brand image depends on its ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If the Company does not establish, maintain, extend and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*** Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

**Risks Related to the Securities**

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding accrued interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

*We have not assessed the tax implications of using the Crowd Note.* The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

*The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.* By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

*You may have limited rights.* The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

*You will be bound by an investor proxy agreement which limits your voting rights.* As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

*A majority of the Company is owned by a small number of owners.* Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 89.76% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

**BUSINESS**

**Description of the Business**
A premium mechanical watch brand offering original contemporary designs at accessible price points.

**Business Plan**
We sell our own brand of mechanical watches primarily direct-to-consumer through our own website. We complement the direct-to-consumer channel with traditional retail sales, and sometimes use other methods such as crowdfunding or bulk sales.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Mechanical wristwatches. | Our products are mechanical watches in the entry level luxury price point. Instead of focusing on a niche aesthetic or making watches that are flashy or overdone, we opted for something more refined and with broader appeal. Our design philosophy revolves around creating clean, modern designs that stand apart through subtle details and unique colorways. The end result is a product that's original and contemporary, but always timeless. We call it 'Tradition Refreshed'. | Our target market is males aged 25-34. They are mainly based in the US and tend to live in large coastal cities such as New York, Los Angeles, and San Francisco, as well as urban areas of Texas. The majority are college educated or above, and work in professional fields such as law, business, and technology. Males aged 35-44 make up our second largest customer demographic, and they have similar characteristics to the age 25-34 cohort. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

Our target customers are males aged 25-34. They are mainly based in the US and tend to live in large coastal cities such as New York, Los Angeles, and San Francisco, as well as urban areas of Texas. The majority are college educated or above, and work in fields such as law, business, and technology. Males aged 35-44 make up our second largest customer demographic, and they have similar characteristics to the age 25-34 cohort.

**Intellectual Property**

The Company is dependent on the following intellectual property: None

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 85973641 | IC 014. US 002 027 028 050. G & S: Watches. FIRST USE: 20140200. FIRST USE IN COMMERCE: 20140200 | MARTENERO | June 29, 2013 | November 26, 2013 | USA |
| 18668255 | Class 14 watches; jewelry | MARTENERO | January 28, 2017 | January 28, 2017 | China |
| 304224780 | Class 14 watches; jewelry | MARTENERO | July 31, 2017 | January 2, 2018 | Hong Kong |

**Litigation**

None

**USE OF PROCEEDS**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount ($25,000), it will use 44.50% of the proceeds, or $11,125, towards offering expenses;

- If the Company raises the Closing Amount ($450,000), it will use 9.56% of the proceeds, or $43,000, towards offering expenses; and
- If the Company raises the Maximum Amount ($1,050,000), it will use 8.38% of the proceeds, or $88,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised ($25K) | % if Closing Amount Raised ($450K) | % if Maximum Amount Raised ($1,050K) |
|---|---|---|---|
| Inventory | $0 | $100,000 | $225,000 |
| Marketing | $0 | $121,000 | $355,000 |
| Operations | $25,000 | $120,000 | $249,000 |
| | | | |
| Loan Payback* | $0 | $109,000 | $221,000 |

*See Risk and Disclosure for details.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| John Tarantino | CEO | CEO at Martenero |

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently has 1 employee in NY.

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 663,386 shares* | Yes | Holders of common stock vote on all issues before | 100% | n/a |

| | | | | | |
|---|---|---|---|---|---|
| | | | shareholders of the company, and may affect when and how the Crowd Notes will convert. | | |

*This is the total number of shares that have been issued, which does not include the 111,111 options that have been granted to John Tarantino (but have not yet been exercised). John Tarantino owns 595,485 shares and Matt O'Dowd owns 67,901 shares.

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|
| Loan | SRC Martenero Lender | $200,000 | 15% paid monthly | Interest Only | Lien on all business assets | 10/31/18 | n/a |

As of December 31, 2017, the Company had a $90,000 aggregated, convertible loan with an effective interest rate of 6% and a maturity date set on March 28, 2019. Of this $90,000 amount, $25,000 was contributed by a family member of the founder and CEO. Management is unable to calculate the unamortized discount and the remaining liability period of discount amortization on the convertible debt with reasonable accuracy. After December 31, 2017, this entire convertible loan is expected to convert into stock.

This will be converted at the time of a Qualified Financing or an Extraordinary Event. In the event that a Qualified Financing or an Extraordinary Event has not occurred on or prior to the maturity date, the Company, at the Company's sole option, may convert the Outstanding Balance of any or all of the Notes into shares of common stock at a price per share equal to the Conversion Cap on or after the maturity date. “Conversion Cap” means a per share price based on a $5,000,000 valuation of the Fully-Diluted Capitalization of the Company immediately prior to a Qualified Financing, Extraordinary Event, or conversion. “Extraordinary Event” means, (i) the reorganization, consolidation or merger of the Company in which the holders of the Company’s outstanding voting securities pre-closing of that event do not retain voting securities representing a majority of the voting power of the surviving entity, (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company or (iii) the sale of equity by the existing holders of capital stock of the Company the result of which is that more than fifty percent (50%) of the Company's outstanding voting securities immediately following such transaction are owned by persons or entities who were not equity holders of the Company immediately prior to any such transaction. The rights related to the Company’s stock are standard to a corporation.

Specific information regarding factors such as the equity value, the conversion price, and the number of shares of stock this will be converted into has yet to be determined.

**Ownership**

A majority of the Company is owned by two individuals. Those individuals are John Tarantino and Matthew O’Dowd.

Below are the beneficial owners of 20% percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| John Tarantino | Common Stock | 91.23%* |

*This number includes Options that have been granted to John Martenero but not yet exercised. John Tarantino’s owns 89.76% fully exercised shares.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

13

**Operations**

Martenero, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is in the business of watch manufacturing.

The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of this offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, and when the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales are presented net of sales taxes collected on the Company's sales. These sales taxes had a balance of approximately $2,414 and $2,468 for fiscal years 2017 and 2016, respectively.

**Loan Fees**

The Company capitalized the amount of expenditures associated with loans and will amortize this over the term of the loan. The Company has a balance of approximately $5,825 and $1,174 to represent the amortization related expense in 2017 and 2016, respectively.

**Capitalization**

The Company capitalizes fixed asset purchases of $1,000 or more.

**Depreciation**

Depreciation was applied only during the last 4 months of 2017, when the computer equipment was put into service. The Company uses straight line depreciation to depreciate these fixed assets over the useful life of 5 years.

**Due from/to Shareholder**

Due to Shareholder is a payable that represents expenses paid by Founder and CEO, John Tarantino, that are due to be reimbursed to him. The Due from Shareholder Asset is related in the same sense. No formal terms are set.

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $28,617 in cash on hand as of Feb 28, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years: None.

**THE OFFERING AND THE SECURITIES**

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus outstanding accrued interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual simple interest of 6%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $450,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $100,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

**Dilution**
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company

issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Transfer Agent**
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has $$7,153 in Due to Shareholder on the balance sheet as of December 31, 2017. Due to Shareholder is a payable that represents expenses paid by Founder and CEO, John Tarantino, that are due to be reimbursed to him. There is also a $1,913 in Due from Shareholder on the balance sheet as of December 31, 2017 in the same sense. No formal terms are set.

As of December 31, 2017, the founder John Tarantino has lent Martenero Inc $118,818. Martenero will repay to John Tarantino all or part of this loan through the following mechanisms: 1)2% of the gross amount of capital raised through Martenero's seed round on SeedInvest shall we distributed to John Tarantino upon funding of the round. 2)After funding, Martenero shall make payments to John Tarantino's salary and will represent payback of loan principal only (the loan has a 0% coupon). 3) In 2019 and beyond, Martenero will make loan payback payments to John Tarantino only in those months that Martenero is cash flow positive.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Tarantino
_____
(Signature)

John Tarantino
_____
(Name)

CEO
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Tarantino
_____
(Signature)

John Tarantino
_____
(Name)

CEO
_____
(Title)

05/18/2018
_____
(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

**MARTENERO, INC.**

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

May 11, 2018



**Independent Accountant's Review Report**

To Management
Martenero, Inc.
New York, NY

We have reviewed the accompanying balance sheet of Martenero, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 11, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

### MARTENERO, INC.
### BALANCE SHEET
### DECEMBER 31, 2017 & 2016

_____

### ASSETS

| | | 2017 | | 2016 |
|---|---|---|---|---|
| **CURRENT ASSETS** | | | | |
| Cash | $ | 57,203 | $ | 66,611 |
| Accounts Receivable | | 32,495 | | 1,738 |
| Inventory | | 46,797 | | 91,207 |
| Prepaid Expenses | | 55,611 | | 1,382 |
| Reserve for Interest | | - | | 15,000 |
| TOTAL CURRENT ASSETS | | 192,106 | | 175,938 |
| | | | | |
| **NON-CURRENT ASSETS** | | | | |
| Fixed Assets | | 2,549 | | - |
| Less: Accumulated Depreciation | | (170) | | - |
| Security Deposits | | 1,551 | | 2,751 |
| Due from Shareholder | | 1,913 | | - |
| Loan Fees, Net | | 4,651 | | 10,476 |
| TOTAL NON-CURRENT ASSETS | | 10,494 | | 13,227 |
| | | | | |
| TOTAL ASSETS | $ | 202,600 | $ | 189,165 |

## MARTENERO, INC.
## BALANCE SHEET
## DECEMBER 31, 2017 & 2016

_____

### LIABILITIES AND SHAREHOLDERS' EQUITY

**CURRENT LIABILITIES**

| | 2017 | 2016 |
|---|---|---|
| Accounts Payable | $ 50,180 | $ 8,592 |
| Accrued Expense | 5,436 | 480 |
| Sales Tax Payable | 138 | 284 |
| Unearned Revenue | 82,460 | 4,485 |
| Loan Payable | 200,000 | 200,000 |
| Interest Payable | 3,487 | - |
| Payroll Liabilities | 129 | 10,870 |
| TOTAL CURRENT LIABILITIES | 341,829 | 224,711 |

**NON-CURRENT LIABILITIES**

| | | |
|---|---|---|
| Due to Shareholder | 7,153 | 21,856 |
| Accrued Salaries | 118,818 | 80,000 |
| Accrued Payroll Taxes | 14,598 | 9,486 |
| Convertible Debt | 90,000 | - |
| TOTAL LIABILITIES | 572,398 | 336,053 |

**SHAREHOLDERS' EQUITY**

| | | |
|---|---|---|
| Common Stock (5,000,000 shares authorized, 663,386 shares issued and outstanding. $.0001 par value) | 66 | 66 |
| Additional Paid in Capital | 122,409 | 122,409 |
| Retained Earnings (Deficit) | (492,273) | (269,363) |
| TOTAL SHAREHOLDERS' EQUITY | (369,798) | (146,888) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 202,600 | $ 189,165 |

**MARTENERO, INC.**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016**
_____

|  | **2017** | **2016** |
|---|---|---|
| **Operating Income** | | |
| Sales, Net | $ 250,638 | $ 282,088 |
| Cost of Goods Sold | (83,459) | (104,371) |
| **Gross Profit** | 167,179 | 177,717 |
| **Operating Expense** | | |
| General & Administrative | 220,212 | 208,168 |
| Advertising & Marketing | 65,533 | 12,461 |
| Accounting & Professional Fees | 31,827 | 22,975 |
| Legal Expenses | 8,128 | 7,271 |
| Loan Related Expenses | 6,825 | 1,174 |
| Design Expenses | 5,053 | 4,268 |
| Rent | 4,780 | 6,000 |
| Royalties Expense | 4,080 | 3,597 |
| Repairs Expense | 1,770 | 1,868 |
| Depreciation | 170 | - |
| Samples Expense | - | 2,669 |
|  | 348,378 | 270,451 |
| **Net Income from Operations** | (181,200) | (92,734) |
| **Other Income (Expense)** | | |
| Interest Expense | (40,509) | (19,562) |
| Taxes & Fees Expense | (1,201) | (1,173) |
| Import Duties | - | (1,532) |
| Customs Charges | - | (1,411) |
| **Net Income** | $ (222,910) | $ (116,412) |

## MARTENERO, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (222,910) | $ (116,412) |
| Depreciation | 170 | - |
| Change in Accounts Receivable | (30,757) | 13,952 |
| Change in Inventory | 44,409 | 47,656 |
| Change in Prepaid Expenses | (54,228) | (1,382) |
| Change in Reserve for Interest | 15,000 | (15,000) |
| Change in Security Deposit | 1,200 | (2,151) |
| Change in Due from Shareholder | (1,913) | - |
| Change in Accounts Payable | 41,588 | (24,235) |
| Change in Accrued Expense | 4,956 | 480 |
| Change in Sales Tax Payable | (146) | (505) |
| Change in Unearned Revenue | 77,975 | 4,485 |
| Change in Interest Payable | 3,487 | - |
| Change in Payroll Liabilities | (10,741) | 10,870 |
| Change in Due to Shareholder | (14,703) | 3,213 |
| Change in Accrued Salaries | 38,818 | 1,250 |
| Change in Accrued Payroll Taxes | 5,112 | 392 |
| **Net Cash Flows From Operating Activities** | (102,684) | (77,389) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of Fixed Assets | (2,549) | - |
| **Net Cash Flows From Investing Activities** | (2,549) | - |
| | | |
| **Cash Flows From Financing Activities** | | |
| Change in Loan Fees, Net | 5,825 | (10,476) |
| Change in Line of Credit | - | (49,491) |
| Change in Loan Payable | - | 170,000 |
| Change in Convertible Debt | 90,000 | - |
| Change in Shareholder Buyout | - | (18,750) |
| **Net Cash Flows From Financing Activities** | 95,825 | 91,284 |
| | | |
| **Cash at Beginning of Period** | 66,611 | 52,716 |
| **Net Increase (Decrease) In Cash** | (9,408) | 13,895 |
| **Cash at End of Period** | $ 57,203 | $ 66,611 |

**MARTENERO, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)**
**FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016**
_____

|  | 2017 | 2016 |
|---|---|---|
| Starting Equity (Deficit) | $ (146,888) | $ (30,476) |
| Issuance of Preferred Stock | - | - |
| Issuance of Common Stock | - | - |
| Dividends Paid | - | - |
| Net Income (Loss) | (222,910) | (116,412) |
| Ending Equity (Deficit) | $ (369,798) | $ (146,888) |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Martenero, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is in the business of watch manufacturing.

The Company will conduct an equity crowdfund offering during 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable is presented at net realizable value. As of December 31, 2017, the Company had no balance recognized for allowance of doubtful accounts.

Inventory

The Company uses FIFO for inventory valuation. Inventory is stated at the lower-of-cost-or-market.

Loan Fees

The Company capitalized the amount of expenditures associated with loans and will amortize this over the term of the loan. The Company has a balance of approximately $5,825 and $1,174 to represent the amortization related expense in 2017 and 2016, respectively.

Capitalization

The Company capitalizes fixed asset purchases of $1,000 or more.

Depreciation

Depreciation was applied only during the last 4 months of 2017, when the computer equipment was put into service. The Company uses straight line depreciation to depreciate these fixed assets over the useful life of 5 years.

Due from/to Shareholder

Due to Shareholder is a payable that represents expenses paid by Founder and CEO, John Tarantino, that are due to be reimbursed to him. The Due from Shareholder Asset is related in the same sense. No formal terms are set.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware, Massachusetts, and New York.

The Company filed as a foreign entity in the State of New York on March 14, 2013. The Company is subject to Corporate Tax in the State of New York. The Company is recognized as a S Corporation for federal tax purposes in the State of Massachusetts. All items of revenue and expense for this period were reported by the shareholders on their individual tax returns. The Company is also subject to a Corporate Excise Tax in State of Massachusetts and Franchise Tax in the States of Delaware and New York.

The Company's federal tax filings for 2015, 2016, and 2017 will be subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively. The Company's Delaware Annual Reports for 2015, 2016, and 2017 will be subject to review by that State until 2019, 2020, and 2021, respectively.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, and when the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales are presented net of sales taxes collected on the Company's sales. These sales taxes had a balance of approximately $2,414 and $2,468 for fiscal years 2017 and 2016, respectively.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- LOANS & RELATED PARTY TRANSACTIONS

The Company has a short-term loan payable $200,000 as of December 31, 2017. This loan has an effective interest rate of 15% and is due on October 31, 2018.

As of December 31, 2017, the Company had a $90,000 aggregated, convertible loan with an effective interest rate of 6% and a maturity date set on March 28, 2019. Of this $90,000 amount, $25,000 was contributed by a family member of the founder and CEO. Management is unable to calculate the unamortized discount and the remaining liability period of discount amortization on the convertible debt with reasonable accuracy. After December 31, 2017, this entire convertible loan is expected to convert into stock.

This will be converted at the time of a Qualified Financing or an Extraordinary Event. In the event that a Qualified Financing or an Extraordinary Event has not occurred on or prior to the maturity date, the Company, at the Company's sole option, may convert the Outstanding Balance of any or all of the Notes into shares of common stock at a price per share equal to the Conversion Cap on or after the maturity date. "Conversion Cap" means a per share price based on a $5,000,000 valuation of the Fully-Diluted Capitalization of the Company immediately prior to a Qualified Financing, Extraordinary Event, or conversion. "Extraordinary Event" means, (i) the reorganization, consolidation or merger of the Company in which the holders of the Company's outstanding voting securities pre-closing of that event do not retain voting securities representing a majority of the voting power of the surviving entity, (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company or (iii) the sale of equity by the existing holders of capital stock of the Company the result of which is that more than fifty percent (50%) of the Company's outstanding voting securities immediately following such transaction are owned by persons or entities who were not equity holders of the Company immediately prior to any such transaction. The rights related to the Company's stock are standard to a corporation.

Specific information regarding factors such as the equity value, the conversion price, and the number of shares of stock this will be converted into has yet to be determined.


NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 11, 2018, the date that the financial statements were available to be issued.

**EXHIBIT C**
*PDF of SI Website*



‹    ›                                                            **DOWNLOAD**

This presentation contains offering materials prepared solely by Martene
assistance of SI Securities, and not subject to FINRA Rule 2210. In additic
may contain forward-looking statements and information relating to, am
company, its business plan and strategy, and its industry. These stateme
management's current views with respect to future events based informa
and are subject to risks and uncertainties that could cause the company'
materially. Investors are cautioned not to place undue reliance on these f
statements as they are meant for illustrative purposes and they do not re
future results, levels of activity, performance, or achievements, all of whic
Moreover, no person nor any other person or entity assumes responsibili
completeness of forward-looking statements, and is under no duty to up
statements to conform them to actual results.

### Invest in Martenero

Premium mechanical watch brand offering original contemporary designs at accessible price points.

Edit Profile

| $500 | $5,000,000 | Crowd Note |
|------|------------|------------|
| Minimum | Valuation cap | Security Type |

**INVEST**

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exhange or is acquired.

Share: f ✕ in

Martenero is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Martenero without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

---

### Company Highlights

> $532K in revenue in 2016-2017

> 66% average gross margin across all sales channels (includes direct-to-consumer, wholesale, and bulk sales

> Average Order Value of $433 with a lifetime return rate of only 4.8%.

> Net Promoter Score of 86 (99th percentile in the Retailers category), demonstrating a high level of customer satisfaction

> Widely featured in press including Wall Street Journal, GQ, New York Magazine, The Verge, Newsweek, Esquire, InsideHook, Thrillist, and more.

### Fundraise Highlights

> Total Round Size: US $1,050,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $450,000

> Offering Type:  Side by Side Offering

Original and contemporary, but always timeless. We call it 'Tradition Refreshed'.

The rise of ecommerce has led to the creation of the watch 'microbrand' category, which includes a handful of boutique newcomers to the industry. Over the last few years, Martenero has become a well-respected new microbrands, and is now positioned to capitalize on its standing in the industry. Martenero aims to deliver products of significantly higher quality than competitors operating within our price range. All of our designs are done in-house, we have complete control over the customer experience, and we can respond quickly to customer and market demand.

Martenero is already an established microbrand with over $1 million in revenue since inception*. Growing the company to this point has been a diligent process in which each model was selected to appeal to the mainstream while also developing our own unique aesthetic. As opposed to many other microbrands, Martenero has curated its lineup not to focus too heavily on any one niche. Instead, each model takes subtle cues from different genres, resulting in a range of models that appeal to both the broader market and niche enthusiasts. This broader appeal gives Martenero significantly more growth opportunities than brands that have a narrower focus. In addition, Martenero has the opportunity to expand its design catalog into several highly lucrative niche markets.

**The $472,555 in total Sales from 2014 and 2015 has not been reviewed by an independent CPA.*

### What the Press Is Saying

'Stylish mechanical watches at bargain prices' - *Wall Street Journal*

'I'm yet to see a nicer mix of textures and finishes at this price point' - *Hodinkee*

'This watch. It's just so... perfect' - *InsideHook*

'Classically styled watches with a clean and modern look' - *Time & Tide*

'It includes subtle details that make the piece feel much more elegant than a watch in its price range usually does' - *The Verge*

'The Martenero Edgemere, one of the most charming, likable watches we've seen in a long time' - *Worn & Wound*

### What Our Customers Are Saying

"Really stylish, and unique but classic. I love that two sizes are available. Great purchase." - *Kevin R.*

"Love these watches so much, I came back for a second one. Outstanding product." - *Clark J.*

"Many compliments on my watch! Love it. I send everyone who asks to your site. Many thanks." - *Lee H.*

"The Ace is truly a beautifully designed watch, elegant yet exuding sporty durability." - *Hasmig M.*

**The individuals or media above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

## Product & Service

### Design

Our products are mechanical watches in the entry-level luxury price point. Our watch designs are made unique by the following five core design principles:

1) Originality

Every component of a Martenero watch (aside from the movement) is an original, in-house design. No detail is too minute for consideration, and with each new model we've honed our aesthetic and furthered our brand's expansion into new design territory.

2) Personality

Our watches all have just the right amount of personality and character to stand apart. They stand out through subtle details and unique colorways, always done in a restrained manner. We often refer to this as 'modern' design.

3) Detail

We labor extensively to get every detail just right - design, colors, proportions, textures. This is especially important when the designs are never overly flashy. The end result is a design that looks very balanced harmonious.

4) Restraint

We offer clean designs where every element has a clear role and purpose. We believe in staying true to the origins of watch making–where features are foremost based on pure necessity–and then we execute our vision with balance and our own unique style.

5) Construction

Our goal is for all of our watches to demonstrate high quality, complex construction. Examples include using applied elements, layering, and different finishes and textures. Using these touches allows us to showcase all of the other design tenets to greater effect.

### Mechanical

Our core philosophy is rooted in traditional horology, and therefore we've opted to exclusively use mechanical movements across all of our models. Martenero watches are a tribute to the tradition of engineering upon which watchmaking was built, and we feel mechanical watches possess a certain type of "soul" that's absent from battery-powered timepieces.

### Direct-to-Consumer

Our model is rooted in the direct-to-consumer (DTC) model. Shopify, the platform upon which Martenero's web presence is built, offers the technical support necessary to ensure secure transactions and a smooth customer experience at virtually every level of scale.

To date, Martenero has been managed principally by its founder. We expect this will enable operations to continue at low overhead.

Without the need for in-house manufacturing, logistics, warehousing, fulfillment, or website support & IT, incremental additions to Martenero's team can be purely strategic and growth-oriented. With just the addition of an expert in the field of D2C marketing, Martenero is poised for growth with respect to sales of both current and future models.

### Supply Chain

The process involved numerous in-person visits to manufacturers around the world to identify partners that would accommodate an emerging micro brand principally focused on high quality. Furthermore, these partners were evaluated to ensure that as volume increased, quality would remain consistently high. In addition to its high quality, our primary supplier is one of the largest in the world, meaning that an increase in volume would not pose production issue for the brand.

Martenero has negotiated partnerships with fulfillment providers that can ship a watch to other locations in the world quickly, and at a relatively low rate, which helps support the consumer-friendly strategy of free shipping & returns to all customers. Furthermore, customers are offered "premium" shipment options which include guaranteed 2-day delivery domestically, and 5-day delivery internationally.

Gallery





**Martenero_1.2.1.**

Media Mentions















Team Story

John and Matt had been collecting watches for about 5 years before beginning to work on the concept for Martenero in early 2012. They were both watch collectors and enthusiasts, and were always talking about their collections and watch preferences. At some point they started to discuss the idea of starting their own watch brand. At first the discussions were just casual, but over time they became more and more serious. They knew that there were lots of watches available in the market already, but they still thought they could contribute something new and worthwhile to the market. Watches rooted in classic watch design, but with a modern spin and with great attention to detail. Something fresh in an industry that's been around for hundreds of years.

It took them two years from those initial conversations until the point where Martenero was officially launched. They were fortunate to get some great press and sales early on, which allowed them to continue with the company and continue releasing new designs. The learning curve was steep as neither of them had any prior experience in this industry (John worked in finance, Matt in advertising), but they were able to teach themselves the business and set up all of the necessary infrastructure. Now, after having run the company for four years, they're ready to build upon the foundation they've set up and rapidly scale the business.

Matt has since moved on to be an adviser to the company, while John has been running all company operations for the past few years.

Founders and Officers



**John Tarantino**
FOUNDER AND CEO

John worked for over ten years in the real estate industry, mainly in finance roles but also in development. After deciding he wanted to start something of his own, he began working on Martenero as a side project on nights and weekends. After two years of groundwork, he launched Martenero in early 2014. Shortly thereafter he began working on Martenero full time, and has run Martenero on a full time basis since May 2014.

Notable Advisors & Investors



CC

**Chris Chen**

Investor, CEO of The Simple Broth



NC

**Nick Chen**

Investor, Consultant at Boston Consultant Group



TR

**Tim Ronan**

Investor, Co-Founder of Stanton Road Capital



EG

**Eli Greif**

Investor, Vice President at Intrepid Investment Bankers



NO

**Nick Orzano**

Investor, Co-Founder of Stanton Road Capital



FT

**Frank Tarantino**

Investor, Advisor to MFS

## Q&A with the Founder

**Q: Please detail your business/revenue model and typical customer profile.**

Martenero:
Our business model is centered around selling watches direct-to-consumer, and it is complemented by selling through other methods such as wholesale, promotional sales, and bulk sales. Most of our customers are male aged 25-44. We believe the majority are college educated and work in business/management, law, and technology. Most live in major urban centers including New York, Los Angeles, San Francisco, and urban areas of Texas. Most of our international customers live in Canada or Australia.

**Q: Please detail founder/management backgrounds.**

Martenero: I have run Martenero full time for the past four years. During that time I have had a hand in every aspect of the business including operations, finance, marketing, and design. My background prior to founding Martenero was in the real estate industry. I spent a total of 8 years working in private equity, loan originations, and real estate development.

**Q: Please detail key operating history and current stage of product/platform development.**

Martenero: We have been in business for just over four years, having launched in February 2014. We have released six models of mechanical watches in a variety of sizes and colorways (42 SKUs in total). We have several future models already designed, with one of them currently in the prototyping stage.

**Q: Please detail your manufacturing and distribution strategy, if applicable.**

Martenero: Manufacturing is done in one factory in Japan, three factories in China, and one factory in the United States. We do final assembly and testing of the watches in Brooklyn, NY, though we are considering reducing the scope of the work done in Brooklyn in order to lower costs. I am also in contact with multiple other factories in Japan and China. I stay in contact with these factories in order to ensure that existing production costs are competitive, and so that the company isn't adversely impacted if we have any problems with existing suppliers. We currently ship all orders from New York, though we are considering changing our logistics provider in order to save on fulfillment costs.

**Q: Please detail your customer acquisition and sales strategy.**

Martenero: Historically we have acquired customers through press and word of mouth. In order to scale the brand, however, we need to transition to a paid acquisition model. This effort is centered around digital marketing, specifically paid social (Facebook/Instagram) and paid search (Google). An additional strategy is affiliate marketing, and we have just signed up with a platform (PepperJam) to facilitate that effort. We also plan on being much more active in using our organic channels, our email newsletter (47,000 subscribers) and Instagram (13,000 followers). Seeking out strategic partnerships and collaborations is another way to grow the brand.

**Q: Please detail your current traction and customer pipeline.**

Martenero: $1.1 million in lifetime sales across four years of operations.

**Q: Please detail your IP and patents filed/held.**

Martenero: We have secured the national trademarks for 'MARTENERO' in the United States, China, and Hong Kong. We will likely also file for our trademark in the European Union.

**Q: Please detail your strategic partnerships and their nature.**

Martenero: We mostly operate independently, though we have certain partnerships that have allowed for sales outside of our own ecommerce channel: Guideboat – retailer (physical, online, and catalog) that has carried our watches for the past two years and bought significant quantities. Private Events – we have an ongoing partnership with a New York-technology company in which they host events and purchase watches in bulk for the company's best clients.

**Q: Please detail your competitive advantages and barriers to entry.**

Martenero: The challenges of starting a new watch company involve developing a unique brand and aesthetic, putting together a reliable supply chain, and making sure your target audience knows about you and understands the benefits of what you're offering.

Most importantly we have a unique concept that has resonated with media and customers alike. We believe we are well known within the watch world, and we're now focused on becoming well known outside of it. We have a very strong supply chain, along with an entire back up supply chain if it ever becomes necessary to use. We also have the benefit of four years of trial and error – we believe our biggest mistakes are behind us, and we've built the foundation to rapidly scale.

**Q: Please detail your strategy to scale post-raise and product roadmap.**

Martenero: We plan to engage in all of the paid acquisition strategies outlined earlier - paid social, paid search, email marketing, affiliate marketing, and organic social media. In addition, we'll be making a dedicated marketing hire to lead all of these efforts and to find other ways to grow brand awareness and sales.

We have one new design currently in the prototyping stage, and we plan to release it later this year (probably in Q4). We also have a collaboration watch planned with a popular media site. There is a third new design that we will release either by the holiday period for 2018, or in Q1 2019. We also have an additional 3-4 new designs in our design library that we plan to release within the next 1-2 years.

**Q: Why did co-founder Matt leave the business?**

Martenero: When we first started the business both of us were working full time at other jobs. I soon left my job to focus on Martenero full time, while Matt remained a part-time employee at Martenero. By the end of the first year, we both agreed that this situation wasn't working. We then agreed that the right move would be for him to leave the company, and it was an amicable split.

**Q: Why have sales stayed so steady year over year?**

Martenero: Over the past few years, the company has not had the resources to acquire a significant amount of customers outside of organic channels. We haven't raised a significant amount of outside capital, and I have been the sole full-time employee since the launch. Despite having very limited capital and personnel, Martenero was able to achieve immediate traction upon launch in early 2014. While other brands have relied heavily on marketing to drive early sales, our sales and brand awareness have been driven organically by press and word of mouth since the start. Once we've secured the capital from this round, we can begin to build out a team and concentrate our efforts on paid acquisition. We believe this should lead to a significant increase in sales from prior years.

**Q: If you have any debt/liens, please summarize balance and payment details/deadlines.**

Martenero: The company is encumbered by a $200,000 loan that matures on 10/31/18. The original maturity date was 10/31/17, and the loan allows for 2 six-month extensions leading to the final maturity of 10/31/18. The lender has a security interest in all of Martenero's assets.

**Q: What are the terms on the 200K of debt (interest, covenants, balloon or monthly payment schedule, etc.)? What is the plan to pay it back?**

Martenero: 15% interest only, and the company is paying the loan current every month. It matures on 10/31/18. If the company raises the entire $1.05 million, it will pay this loan back immediately after funding. If the company raises a smaller amount, it will pay it back in installments over the course of 2018 through 10/31/18.

**Q: For the 200K in debt, who are the lenders there? You mentioned they overlap with the CN holders.**

Martenero: The lender is Stanton Road Capital (SRC). The two principals of SRC also invested in the $90K convertible note that the company raised after taking out the loan.

**Q: What is the payment plan on your deferred compensation of 118K?**

Martenero: A small portion of this will be paid back in 2018, and the rest will be paid back in 2019 only if the company is operating on a cash flow positive basis. If the company isn't cash flow positive in 2019, it won't be paid back.

**Q: What are Royalties Accounts Payables?**

Martenero: For three of the designs the company pays designers a royalty fee on a monthly basis. For the other designs the company doesn't pay a royalty fee, and there are two upcoming designs that also don't require a royalty fee.

**Q:**

**What is the status of the Kickstarter pre-orders? When will these be fulfilled?**

Martenero:

These are currently in production and scheduled to be fulfilled in June 2018. The unear reflects cash received from Kickstarter sales in 2017 that the company is not able to record as a revenue item in 2017 since they haven't been shipped yet. Once shipped the company will record the revenue and the liability will be wiped out.

**Q: How much will it cost to fulfill the KS orders outstanding?**

Martenero: Approximately $20K.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $1,050,000 |
| Minimum investment: | US $500 |
| Target Minimum: | US $450,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Crowd Note |
| Conversion discount: | 20.0% |
| Valuation Cap: | US $5,000,000 |
| Interest rate: | 6.0% |
| Note term: | 24 months |

Additional Terms

| Closing conditions: | While Martenero has set an overall target minimum of US $450,000 for the round, Martenero must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Martenero's Form C. |
|---|---|
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds



If Minimum Amount Is Raised

● Inventory  ● Marketing  ● Operations  ● Unspecified

If Maximum Amount Is Raised

● Inventory  ● Marketing  ● Operations  ● Loan Payback

## Investor Perks

Rewards On Investments Over $1,000

1. $1,000 - 50% off watches purchased in 2018
2. $2,000 - 1 free watch and 50% off watches purchased in 2018; VIP customer service
3. $4,000 - 2 free watches and 50% off watches purchased in 2018; VIP customer service

Rewards On Investments Of $500-$999

1. 40% off future orders in 2018 on the first $100K raised on SeedInvest
2. 30% off future orders in 2018 on the next $150K raised on SeedInvest (up to $250K raised in total)
3. 20% off future orders in 2018 on all investments thereafter

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Financial Discussion

### Operations

Martenero, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is in the business of watch manufacturing.

The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of this offering or management's other efforts to raise operating capital.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, and when the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales are presented net of sales taxes collected on the Company's sales. These sales taxes had a balance of approximately $2,414 and $2,468 for fiscal years 2017 and 2016, respectively.

### Loans & Related Party Transactions

The Company has a short-term loan payable $200,000 as of December 31, 2017. This loan has an effective interest rate of 15% and is due on October 31, 2018. As of December 31, 2017, the Company had a $90,000 aggregated, convertible loan with an effective interest rate of 6% and a maturity date set on March 28, 2019. Of this $90,000 amount, $25,000 was contributed by a family member of the founder and CEO. Management is unable to calculate the unamortized discount and the remaining liability period of discount amortization on the convertible debt with reasonable accuracy. After December 31, 2017, this entire convertible loan is expected to convert into stock.

This will be converted at the time of a Qualified Financing or an Extraordinary Event. In the event that a Qualified Financing or an Extraordinary Event has not occurred on or prior to the maturity date, the Company, at the Company's sole option, may convert the Outstanding Balance of any or all of the Notes into shares of common stock at a price per share equal to the Conversion Cap on or after the maturity date. "Conversion Cap" means a per share price based on a $5,000,000 valuation of the Fully-Diluted Capitalization of the Company immediately prior to a Qualified Financing, Extraordinary Event, or conversion. "Extraordinary Event" means, (i) the reorganization, consolidation or merger of the Company in which the holders of the Company's outstanding voting securities pre-closing of that event do not retain voting securities representing a majority of the voting power of the surviving entity, (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company or (iii) the sale of equity by the existing holders of capital stock of the Company the result of which is that more than fifty percent (50%) of the Company's outstanding voting securities immediately following such transaction are owned by persons or entities who were not equity holders of the Company immediately prior to any such transaction. The rights related to the Company's stock are standard to a corporation.

Specific information regarding factors such as the equity value, the conversion price, and the number of shares of stock this will be converted into has yet to be determined.

### Loan Fees

The Company capitalized the amount of expenditures associated with loans and will amortize this over the term of the loan. The Company has a balance of approximately $5,825 and $1,174 to represent the amortization related expense in 2017 and 2016, respectively.

### Capitalization

The Company capitalizes fixed asset purchases of $1,000 or more.

### Depreciation

Depreciation was applied only during the last 4 months of 2017, when the computer equipment was put into service. The Company uses straight-line depreciation to depreciate these fixed assets over the useful life of 5 years.

### Due from/to Shareholder

Due to Shareholder is a payable that represents expenses paid by Founder and CEO, John Tarantino, that are due to be reimbursed to him. The Due from Shareholder Asset is related in the same sense. No formal terms are set.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $28,617 in cash on hand as of Feb 28, 2018, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

## Market Landscape

### Competition

Martenero operates in the 'microbrand' category where it is a well-respected player. While there have been a number of recent entrants into this category, We believe Martenero is uniquely positioned to become the premier microbrand in the immediate future and subsequently compete in other areas of the watch market.

Our competitive set includes brands such as Farer, Baltic, Halios, and Autodromo. Martenero has several competitive advantages against this group:

- Broad appeal: Unlike most microbrands, Martenero has a relatively broad focus and is not pigeonholed into a specific niche.
- Industry respect: Martenero is a well respected new brand.
- Price point: Martenero's price points are competitive among this group.

### Target Market

Our target market is males aged 25-34. They are mainly based in the US and tend to live in large coastal cities such as New York, Los Angeles, and San Francisco, as well as urban areas of Texas. The majority are college educated or above, and work in professional fields such as law, business, and technology. Males aged 35-44 make up our second largest customer demographic, and they have similar characteristics to the age 25-34 cohort.

## Risks and Disclosures

### Risks Related to the Company's Business and Industry

**The reviewing CPA has included a "going concern" note in the reviewed financials.** The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

**We have not prepared any audited financial statements.** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

**Debt.** Martenero has about $200K of debt coming due in October 2018 and $118K of deferred compensation payable to the CEO (deferred to after the next round of funding). Should they be unable to pay the loan down at its maturity, the Company could become insolvent. Further about 20% of the target raise may go towards debt repayment when the loan is due.

**Related Party Transactions.** As of December 31, 2017, the founder John Tarantino has lent Martenero Inc $118,818. Martenero will repay to John Tarantino all or part of this loan through the following mechanisms: 1) 2% of the gross amount of capital raised through Martenero's seed round on SeedInvest shall we distributed to John Tarantino upon funding of the round. 2) After funding, Martenero shall make payments to John Tarantino's salary and will represent payback of loan principal only (the loan has a 0% coupon). 3) In 2019 and beyond, Martenero will make loan payback payments to John Tarantino only in those months that Martenero is cash flow positive.

**Liens.** The Company is a party to loan agreements which are securitized with substantially all of its property. Specifically Martenero has agreed to grant the Secured Party a continuing Lien on and security interest in and to all of its personal property and assets (both tangible and intangible), including, without limitation, the following, whether now owned or hereafter acquired and wherever located: (i) all Receivables; (ii) all Equipments; (iii) all Fixtures; (iv) all General Intangibles; (v) all Inventory; (vi) all Investment Property; (vii) all Deposit Accounts; (viii) all Cash; (ix) all other Goods of Martenero; (x) all IP; and (xi) all Proceeds of each of the foregoing and all accessions to, and replacements for, each of the foregoing.

**Martenero faces competition from other companies in the watch space.** Existing companies that engage in the watch space could introduce new or enhance existing products. If Martenero is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact Martenero's growth.

**The Company could be harmed if it is unable to meet its cash demands to adequately manage its product inventory.** Working capital for retail companies is challenging to manage, and company may struggle to deliver orders in for delivery. They may find it difficult to fund purchase orders if they experience more demand than they are anticipating.

**Martenero's operations and revenue experience may experience some seasonality in that holiday seasons tend to have busier sales.** Quarterly results may vary significantly, and are not necessarily an indication of future performance. The seasonality of company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

**The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.** It may prove difficult for Martenero to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the watch space. Additionally, the product may be in a market where customers will not have brand loyalty and have fickle consumer tastes or behaviors in the retail space.

**The Company's expenses will significantly increase as they seek to execute their current business model.** Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise.

**Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.** The Company's future success depends on its ability to maintain and continuously improve its quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

**The Company plans to implement new lines of business or offer new products and services within existing lines of business.** There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

**The Company's success depends on the experience and skill of its founder, John Tarantino.** John is currently the only full-time employee in the company, and has not yet signed an employment contract with the Company. There can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of John Tarantino or any other key employees could harm the Company's business, financial condition, cash flow and results of operations.

**Maintaining, extending and expanding the Company's reputation and brand image are essential to our business success.** The Company seeks to maintain, extend, and expand its brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect its brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on its advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against it could damage the Company's reputation and brand image, undermine the customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations.

**In addition, the Company's success in maintaining, extending, and expanding its brand image depends on its ability to adapt to a rapidly changing media environment.** We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If the Company does not establish, maintain, extend and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

**We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.** Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

**In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions.** Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

### Risks Related to the Securities

**The Crowd Notes will not be freely tradable until one year from the initial purchase date.** Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

**We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding accrued interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

**We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

**The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

**You may have limited rights.** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

**You will be bound by an investor proxy agreement which limits your voting rights.** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**A majority of the Company is owned by a small number of owners.** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

### General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**the Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

## Data Room

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in Martenero

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Martenero. Once Martenero accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Martenero in exchange for your securities. At that point, you will be a proud owner in Martenero.

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Martenero has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Martenero does not plan to list these securities on a national exchange or another secondary market. At some point Martenero may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Martenero either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Martenero's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Martenero's Form C. The Form C includes important details about Martenero's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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**EXHIBIT D**
*Investor Deck*



MARTENERO

MAY 2018

This presentation contains offering materials prepared solely by Martenero, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



# WHO WE ARE

We created Martenero to deliver high-end mechanical watches at an accessible price point. Watches for the person ready to graduate from cheaper quartz watches, but not ready to spend thousands of dollars on an expensive Swiss timepiece.

Instead of focusing on a niche aesthetic or making watches that are flashy or overdone, we opted for something more refined and with broader appeal. Our design philosophy revolves around creating clean, modern designs that stand apart through subtle details and unique colorways. The end result is a product that's original and contemporary, but always timeless. We call it 'Tradition Refreshed'.



## THE PROBLEM

Customers are inundated with options for low quality watches with generic design. Well made and well designed watches however typically cost thousands of dollars.

## OUR SOLUTION

Martenero offers customers truly unique design coupled with high quality workmanship, all at an accessible price.



MARTENERO

# OUR BUSINESS MODEL

We're a New York-based brand that focuses on the entry-level luxury price point. While there is a glut of brands in the cheaper fashion watch segment and the much more expensive Swiss made category, there are few strong competitors in the accessible luxury segment of the $30 billion watch industry.

Watches: $495-$595 retail      Accessories: $15-$175 retail

We primarily sell through our website (direct-to-consumer), but we also utilize other channels such as retail sales (wholesale), crowdfunding, and bulk sales.

## 1) DIRECT-TO-CONSUMER

- Gross margins ranging from 76-83% provide an excellent foundation for the business
- Accounted for 59% of total revenues in 2017 and we expect a higher percentage in the future

## 2) CROWDFUNDING

- Allows for presales in advance of production
- Accounted for 24% of total revenues in 2017, though we expect this channel to play a smaller role in the future

## 3) WHOLESALE

- Gross margins of 57-69% allow for wholesale to act as a strong complementary revenue source, as well as increasing brand awareness
- Accounted for 7% of total revenues in 2017

## 4) BULK SALES

- Allows for large volume sales to reduce inventory of less popular models
- Accounted for 6% of total revenues in 2017

# OUR RESULTS

Despite having limited capital and only one full-time employee, Martenero was able to achieve immediate traction upon launch in early 2014. While other brands have relied heavily on marketing to drive early sales, our sales and brand awareness have been driven organically by press and word of mouth.

## ANNUAL REVENUES

Revenues have been stable and steadily growing for the past 4 years:

| | |
|---|---|
| 2014 | $206K* |
| 2015 | $266K* |
| 2016 | $250K |
| 2017 | $282k |

*The $472,555 in total Sales from 2014 and 2015 has not been reviewed by an independent CPA.

## NPS

Martenero customers have shown very high satisfaction with their purchases based on a 60-day Net Promoter Score (NPS) of 86.

This puts us in the 99th percentile for retailers.

## RETURN RATE

Martenero has an average return rate of only 4.8% (2014- 2017).

MARTENERO


MARTENERO
NEW YORK
MARTENERO

# PATH TO GROWTH

After several years of stable revenues, Martenero is positioned for rapid growth by focusing on the following areas:

## 1) PAID MARKETING

About 30% of the proceeds from this fundraising round will be used to fund a comprehensive digital marketing effort. Paid social media advertising and paid search are at the heart of this strategy.

## 2) ORGANIC MARKETING

We plan to direct more resources toward the following channels after closing the round:

- Email: 45,700 newsletter subscribers
- Instagram: 13,000 followers
- Website: 8,500 monthly unique visitors

## 3) RETAIL

A greater focus on retail in 2018 and beyond will allow for additional points of distribution and increased brand awareness.

## PROJECTED REVENUES

Utilizing these marketing channels, we are projecting the following revenues over the next three years:

| | |
|---|---|
| 2018 | $600K |
| 2019 | $3.3M |
| 2020 | $10.3 M |

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

# DETAILED MARKETING PLAN

## PAID CHANNELS

### 1) PAID SOCIAL MEDIA ADS – FACEBOOK & INSTAGRAM (62%)

Prospecting on social media will be our primary channel for acquiring new customers and building brand awareness. Retargeting will guide potential customers who are already familiar with the brand through the consideration phase and encourage them to convert.

Martenero has a lifetime Average Order Value of $433 and DTC gross margins averaging 78%. This gives us the flexibility to spend significantly on social media ads while still maintaining profitability.

### 2) PAID SEARCH – GOOGLE ADWORDS & GOOGLE SHOPPING (14%)

This channel will be key for both product discovery and consideration.

### 3) PR REPRESENTATION (8%)

Martenero has been able to get significant press from the watch and men's lifestyle media without any paid PR to date. We plan on hiring PR representation in 2018 in order to get more coverage in major media outlets. This channel will be especially important for brand awareness.

## ORGANIC CHANNELS

### 1) EMAIL MARKETING

With a growing email list that currently has 45,700 subscribers, email marketing will be a key part of our marketing efforts on an ongoing basis.

### 2) CONVERSION RATE OPTIMIZATION

We've recently begun conducting tests on our website for the purposes of CRO, and plan on continuing this extensively in 2018 and beyond. This should have a major impact on sales volume, as even modest improvements in conversion rate will lead to a significant increase in revenue.

### 3) ORGANIC SOCIAL MEDIA

Instagram is our most important organic social media channel with 13,000 followers. We plan to market to this channel more effectively and consistently.

### 4) AFFILIATE MARKETING

We have recently signed up with an affiliate marketing platform, and we expect this to be an important marketing channel in 2018 and beyond. to market to this channel more effectively and consistently.

## MARTENERO

# COMPETITIVE LANDSCAPE


HIGH QUALITY
LOW QUALITY
EXPENSIVE
AFFORDABLE
NOMOS GLASHÜTTE
ORIS HÖLSTEIN 1904
STOWA
FARER
MARTENERO
SHINOLA DETROIT
MELBOURNE WATCH COMPANY
UNIFORM WARES
TRIWA
LARSSON & JENNINGS
Swiss Made
ROSSLING & CO.
Mechanical
Quartz

This figure represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

# WHAT SETS US APART

## ORIGINAL DESIGN



We've created updated versions of the classics. Beginning with classic design inspiration, our watches stand out through unique details and colorways, always executed with subtlety and restraint.

And since each design component is always originally designed by us, our customers know they will have something truly unique.

## EXCELLENT QUALITY



We use the same factories that make watches costing thousands of dollars, and our pieces are held to the same quality standard. As a result people often mistake our watches for models that cost multiples of what we're selling them for. Assembly and quality control are done in our own workshop in New York, allowing us to ensure that all watches meet our strict quality standard before being shipped to customers.

## REAL VALUE



Our design and quality standards translate to an excellent product offering for our customers. By selling primarily direct-to-consumer, we're able to avoid paying high margins to retailers. This allows us to sell at a competitive price to customers while still delivering a high quality, unique product.

# PRESS



**GQ**

"The latest in their lineup of handsome timepieces, the Ascent, has an everyday simplicity that works for laid-back weekend wear just as well as it does with a formal suit."

**WSJ**

"Stylish mechanical watches at bargain prices."

**HODINKEE**

"I'm yet to see a nicer mix of textures and finishes at this price point."



**A BLOG TO WATCH**

"So, what do I think of the Martenero Edgemere? I think it's great, and I think it's the smartest piece they have designed to date."

**WORN & WOUND**

"...the Martenero Edgemere, one of the most charming, likable watches we've seen in a long time."



**TIME TIDE**

"Classically styled watches with a clean and modern look."



**New York**

"Designed, assembled, and tested in Brooklyn, these nautical-themed watches look absolutely fantastic and can be had in four different colorways."

**InsideHook**

"This watch. It's just so...perfect!"

**GEAR PATROL**

"I found the Martenero equally appropriate in both my professional and my weekend lives."



**ACQUIRE**

"...if you've been in the market for a watch you can dress up or dress down, this may just be the perfect watch for you."

**THE VERGE**

"It includes subtle details that make the piece feel much more elegant than a watch in its price range usually does."

**askmen**

"What Martenero has effectively done is created a line of customizable, classically styled watches that will look just as good with a suit and tie as they will with shorts and a polo shirt — all for under $500."

The media above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



# ADVANTAGES

As an established brand with 4 years of operating history, our financing round has several key advantages over typical seed rounds done at an earlier stage:

### 1) VALIDATED CONCEPT

Over $1.0 million in total sales*. We have a real product, real customers, and real sales.

### 2) ESTABLISHED SUPPLY CHAIN

We have a high quality supply chain set up for all aspects of production. If we ever have issues with our suppliers, we have multiple backup options lined up.

### 3) EXECUTIVE EXPERIENCE

Martenero has been managed by its founder since its launch 4 years ago.

### 4) SERVICE PARTNERS

Existing network of top quality service providers including marketing, industrial and graphic design, logistics, and web development/design.

*The $472,555 in total Sales from 2014 and 2015 has not been reviewed by an independent CPA.

# THE TEAM

## JOHN TARANTINO

Martenero is led by its founder John Tarantino. He oversees all major operations of the business including design, logistics, and marketing. He has led the company in this capacity since its launch in February 2014.



Prior to Martenero, John worked for over ten years in the real estate industry in both finance and development roles.

Martenero will be hiring a Head of Marketing immediately after fundraising.

# THANK YOU

John Tarantino
www.martenero.com

**EXHIBIT E**
*Video Transcript*

At Martenero we love mechanical watches since they're about more than just telling the time. They're about design, personal expression, tradition, craftmanship. Functional accessories that combine all of these things in a way that no other product can.

As a brand, Martenero is rooted pretty strongly in traditional watchmaking, though we definitely bring a modern sensibility to everything we do.

Our aesthetic is very clean and modern. Nothing we design is flashy or overdone; instead our designs stand out through subtle details and uses of color. With watches like these, our customers will always get something that's not only unique, but also a wardrobe staple that they can wear for years or even decades.

We also benefit by focusing on the direct to consumer market. This way we're able to interact with our customers directly, control all of our operations, and respond quickly to customer and market demand. All of things strengthen the brand and lead to a better customer experience.

In the four years that we've been in business, we've released 6 unique watch designs in a total of 42 different variations. We've established ourselves as one of the most respected new watch brands, put together a top-quality supply chain, and put in place all of the infrastructure necessary to rapidly scale the brand.

Regulation CF has opened up a wide range of opportunities for new investors. Until very recently, private offerings like this one have only been available to the wealthiest investors. In 2016, however, the SEC implemented Reg CF, which makes opportunities like these available to the general public.

We've decided to raise capital through this type of offering because we think it's the best way to connect with investors that are aligned with our mission. And in addition to being investors in the company, we hope that everyone involved will help share our mission and grow our community.

We'll use the proceeds from this round to build off of the foundation and experience we've gained over the past four years and grow Martenero into the pre-eminent direct-to-consumer watch brand.

We hope that you'll consider joining us in this offering and helping us take Martenero to its next level. Thank you for spending your time with us.